Exhibit 99.95

DeFi Technologies Inc. Announces 2023 Financial Results:
Revenues Exceed C$10.4 Million, Notable Strategic
Developments and Restatement of Fiscal 2022 Financial Results

TORONTO – April 1, 2024 – DeFi Technologies Inc. (the “Company” or “DEFI”) (NEO: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralised finance, announces its financial performance for the twelve months ended December 31, 2023 (all amounts in Canadian dollars, unless otherwise stated).

Key Highlights of Q4 2023:

●	The Company reported a cash balance at December 31, 2023 of $6.7 million compared to $4.9 million at December 31, 2022.

●	The Company’s venture portfolio investments were valued at $44.1 million by the end of the year.

●	Assets Under Management (“AUM”) grew 476% to approximately $508 million as of December 31, 2023, up from $106 million as of December 31, 2022. Valour Inc. and Valour Digital Securities Limited’s (“Valour’s”) current AUM stands at C$880 million.

●	Total revenues were $10.4 million for the twelve months ended December 31, 2023 (“Fiscal 2023”). A significant improvement from the revenues of $(14.2) million for the twelve months ended December 31, 2022 (“Fiscal 2022”).

○	This notable improvement is especially significant considering that the majority of this revenue was generated in Q4, particularly in December, as digital assets prices underlying the Company’s ETPs —and consequently AUM — saw substantial increases from the end of November through December.

●	The Company’s management fees increased in Q4 2023 driven by the increase in the Company’s exchange traded product’s (“ETP’s”) net asset values with October, November and December 2023 management fee revenue being $114,362 $240,956 and $402,737 respectively.

●	The Company’s commitment to prudent financial management is evident from its lower operating, general, and administrative costs in 2023. Operating, general, and administration costs for Fiscal 2023 was $10 million, down from $14.7 million in Fiscal 2022.

●	Total expenses for Fiscal 2023 stood at $30.5 million, a decrease of 41% YoY (being $51.7 million for Fiscal 2022) and is broken down as follows:

○	Operating and G&A – $10 million

○	Share based comp – $3 million

○	Amortization – $2 million

○	Interest costs on debt – $4.2 million

○	Transaction on ETP issuance and digital assets trading fees - $1 million

○	Mark to market FX loss – $10 million

●	DeFi Technologies Inc. and Neuronomics AG entered into a landmark Joint Venture Agreement to develop AI-based digital asset exchange traded products, actively managed certificates, and asset-backed tokens for global distribution.

●	DeFi Technologies Inc. announced the launch of Valour Inc.’s Ripple (XRP) ETP, which was listed in February 2024

●	DeFi Technologies’ subsidiary Valour Inc. announced the launch of a physical backed ETP for the Internet Computer Protocol (ICP) Token in collaboration with DFINITY Foundation, which was listed in February 2024

●	DeFi Technologies Inc. announced the strategic acquisition of leading Solana trading systems IP, completed in January 2024

“Despite a prolonged period of challenges in the digital assets sector, DeFi Technologies has navigated these difficulties and achieved significant growth, especially in the fourth quarter of 2023,” stated Olivier Roussy Newton, CEO of DeFi Technologies. “Our success underscores the resilience of our infrastructure and the increasing demand for trustworthy and transparent digital asset offerings. As we look to 2024, we are enthusiastic about the prospects for continued expansion, highlighted by the substantial growth of our ETPs and the introduction of innovative products and offerings. Our commitment is to enhance our market presence through strategic partnerships, geographic expansion, and diversification of our product lineup, aiming to maximize AUM.”

ETPs/Valour:

Valour’s ETP business had AUM of $508 million as of December 30, 2023, a 476% increase from December 31, 2022’s AUM of $106 million. Valour’s current AUM stands at $880 million.

Liquidity:

The Company ended Fiscal 2023 with a cash balance of $6.7 million, compared to $4.9 million at the end of Fiscal 2022.

Financial Performance:

For Fiscal 2023:

●	Revenues were $10.4 million compared to $(14.2) million reported for Fiscal 2022.

●	Net loss was $(20.3) million, an improvement from the net loss of $(65.9) million Fiscal 2022.

●	The Company continues to emphasise fiscal responsibility and growth, evident from the reduced operating costs and the enhanced ETP products portfolio.

Outlook for 2024:

The Company has experienced significant revenue growth since the end of 2023, continuing rapidly through the first quarter of 2024. Valour’s ETPs have witnessed an 800% increase in AUM from the market lows in late 2022, alongside growth in trading volumes. As of March 28, 2024, Valour’s AUM stood at approximately C$880 million (US$650 million), with daily trading volumes exceeding C$20.3 million (US$15 million). Staking and lending income, as well as management fees, are closely correlated with Valour’s product capital inflow and the price of digital assets underlying Valour’s ETPs, which has grown substantially in the last few months. Revenue from arbitrage and liquidity provision is highly linked to overall market activity and turnover in Valour’s listed ETPs. Given the current AUM, price of digital assets and activity level in the digital asset market, the Company’s annualized top-line revenue is forecasted to be approximately C$63.3 Million (USD 46.8 million) for 20241. Growth in AUM is expected to lead to proportional increases in revenue. Since there is a strong correlation between the Company’s revenues and the digital asset market’s price levels and activity, revenue trajectories will fluctuate with market conditions, while costs remain stable, reflecting Valour’s business’ scalability.

Furthermore, the continuous improvement in product mix is a crucial driver of monetization levels. The ETP business aims to maximize AUM through increased ETP launches and geographical expansion. The Company plans on launching approximately 15 ETP products in 2024 and an additional 30 in 2025 as the Company continues to take advantage of extremely positive macro fundamentals for the ecosystem in general.

Restatement of Fiscal 2022 Financial Results

Further to the press release of the Company dated January 8, 2024 with respect to the Company’s change of auditor from BF Borgers CPA PC (the “Former Auditor”) to HDCPA Professional Corporation (the “Successor Auditor”), the Company also announces that it has filed its financial statements of the Company for fiscal-year 2023 with restated comparative information for fiscal 2022 and the corresponding management’s discussion and analysis.

The Company became aware of an enforcement report issued by the Canadian Public Accountability Board (“CPAB”) on December 7, 2023 against the Former Auditor (the “Enforcement Report”) resulting from an engagement findings report dated October 12, 2023 (the “CPAB Report”). As a result of the Enforcement Report, the Successor Auditor provided a consultation with respect to the CPAB Report, remediation plan requested by CPAB and the impact on the scope of the audit for fiscal 2023 (the “Consultation”)

As a result of the Consultation, the Company reassessed the application of IFRS on the accounting the valuation of the Company’s holdings in 3iQ and AMINA Bank AG (formerly SEBA Bank AG) as well as the valuation of Valour’s Genesis loan and collateral posted to secure such loan. Compared with the previously filed fiscal 2022 financial statement of the Company, the Amended and Restated Financial Statements reflected a (i) reduction in digital assets by $2,433,348 to $104,148,728 as at December 31, 2022; and (ii) reduction in private investments, at fair value through profit and loss, by $13,489,824 to $30,015,445 as at December 31, 2022, with an opening retained earnings impact at January 1, 2023 of $15,923,172.

For more details, please refer to Note 24 of the consolidated financial statements of the Company for years ended December 31, 2023 and the Amended and Restated Financial Statements.

[1]	This projection is based on the assumption that no new ETPs are introduced and that AUM remains constant at current levels throughout 2024. Should AUM increase, revenues are expected to rise accordingly; conversely, a decrease in AUM would lead to a reduction in revenues.

“We are pleased to have completed the audit for Fiscal 2023 and the restatement of the Fiscal 2022 statement of the Company,” said Ryan Ptolemy, Chief Financial Officer of the Company.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the financial results of the Company; revenue outlook of the Company; future collaborations and partnerships; development of ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Financial Outlook Assumptions

The financial outlook on revenue of the Company is based on a number of assumptions, including assumptions related to inflation, changes in interest rates, volatility of the digital asset market, current and projected market prices of digital assets, in particular the digital assets underlying the Company’s ETPs, continued capital inflows into the Company’s ETPs, the Company’s ability to realize staking and lending income from digital assets held by the Company, the return realized by the Company on staking and lending income, management fees earned by the Company, arbitrage revenue earned by the Company, consumer interest in the Company’s ETPs, foreign exchange rates and other macroeconomic conditions, the regulatory environment with respect to ETPs and digital assets in the jurisdictions that the Company operates in, introduction of future ETPs, “black swan events” in the digital asset industry, competitors that offer competing ETP products and market acceptance of the Company’s ETP offerings. The Company’s financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information above. Many factors may cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting the digital asset industry, including inflation, changes in interest rates, investor confidence in digital assets; volatility of the digital assets and fluctuation in market value of digital assets; exchange rate fluctuations; any pandemic such as the COVID-19 pandemic; fraud, misconduct or gross negligence by individuals within the digital asset industry; a negative regulatory environment with respect to digital assets; the Russian invasion of Ukraine and reactions thereto; the Israel-Hamas war and reactions thereto; the Company’s inability to attract purchasers of its ETPs; decrease in AUM as a result of investor selling the Company’s ETPs or a fall in the value of the underlying digital assets; The Company’s inability to launch attractive ETPs; the Company’s inability to increase ETP sales; the Company’s inability to implement our growth strategy; the Company’s reliance on a small number of custodian and market participants to operate its ETP programs; the Company’s ability to prevent and manage information security breaches or other cyber-security threats; the Company’s ability to compete against competitors; strategic relations with third parties; changes to technologies on which ETPs are purchased and sold is reliant; the Company’s ability to distribute ETPs in jurisdictions it is not currently operating in; the Company’s ability to obtain, maintain and protect our intellectual property; the Company’s liquidity and capital resources; pending and threatened litigation and regulatory compliance; changes in tax laws and their application; the Companys ability to expand our sales, marketing and support capability and capacity; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding the Company’s financial performance and may not be appropriate for other purposes.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations

ir@defi.tech

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